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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  August 12, 1999

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated August 9, 1999.

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                               NUR MACROPRINTERS LTD.

For immediate release.


NUR MACROPRINTERS LTD. REPORTS NINTH CONSECUTIVE QUARTER OF RECORD REVENUES AND EARNINGS

QUARTERLY REVENUES INCREASE BY 61%; EARNINGS MORE THAN DOUBLED

MAGSHIMIM, Israel, Aug. 9 /PRNewswire/ -- NUR Macroprinters Ltd. (Nasdaq: NURM -
NEWS), a leading manufacturer and marketer of wide-format digital inkjet printing systems and consumables, today announced record revenues and record profits for the second quarter and six months ended June 30,1999. This marks the ninth consecutive quarter of record revenues and earnings growth for the company.

Revenues for the second quarter ended June 30, 1999 increased 61% to $13.48 million, compared to $8.37 million for the same quarter the previous year. Gross profit increased 67% to $6.92 million versus $4.14 million for the comparable period last year. Net income was a record $1.47 million, or $0.12 per share on a diluted basis, for the three months ended June 30, 1999 compared to $0.64 million, or approximately $0.06 per share, for the comparable period last year. Revenues, gross profits and net income were all the highest in the company's history.

Revenues for the six months ended June 30, 1999 were $25.06 million, an increase of 58%, compared to $15.85 million for the same period the previous year. Gross profit increased to $12.6 million from $8.0 million for the comparable period last year, an increase of 57.5%. Net income was $2.75 million, or $0.23 per share on a diluted basis, for the six months ended June 30, 1999 compared to $0.98 million or $0.09 per share for the comparable period last year.

Commenting on the results, Erez Shachar, NUR Macroprinters' President and CEO, said, "We continue to enjoy record revenues and earnings for the ninth consecutive quarter. Much of this strong revenue performance can be attributed to the continuing success of the NUR Blueboard HiQ, the latest model in the company's line of superwide format digital printing systems. In addition to producing superwide outdoor applications, the NUR Blueboard HiQ is particularly effective in producing excellent quality indoor display graphics thanks to the system's improved visual resolution. The superwide format market is enjoying aggressive market growth."

"New regional sales and service subsidiaries serving markets in Asia and the Pacific Rim as well as


                                  Page 3 of 7

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the Middle East and Africa were established by NUR during the first quarter of this year," continued Mr. Shachar. "Both NUR Asia Pacific Ltd. and NUR Middle East & Africa have contributed their first sales during the second quarter. We are confident that these organizations will continue to build upon this initial success and expand their presence in the market as have the company's other regional subsidiaries in Europe and North America."

"Our NUR Media Solutions S.A. subsidiary continued in the second quarter in successfully contributing significant growth in consumables revenues," continued Mr. Shachar.

Hilel Kremer, V.P. Finance and CFO, pointed out, "Our higher gross margin during the second quarter is due mainly to decreased cost of goods sold due partially to a stronger U.S. dollar compared to Euro purchases. Higher S&M expenses can be attributed to the now fully accounted for expenses of the company's two new subsidiaries, as well as NUR Fresco introduction costs."

As for developments in the market for NUR Fresco, the company's new wide-format screenless production press, NUR is now planning for beta site installations of the NUR Fresco to start during the third quarter of 1999. Commercial shipments are scheduled to commence as of the fourth quarter of 1999.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. NUR's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, including billboard advertising, fleet graphics, exhibition and trade show displays, building murals and outdoor signage, point-of-purchase displays, decorative scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 200 sites around the world.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.


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                            NUR MACROPRINTERS LTD.
                  Condensed Balance Sheets, US$ in thousands


                                             June 30,       December 31,     Percent
                                               1999              1998         Change
    Current Assets:
     Cash and cash equivalents               $ 5,209          $ 2,327          124%
     Marketable securities                         0               63           --
     Accounts receivable - trade              10,671            9,091           17%
     Other receivables and
      prepaid expenses                         2,788            2,756            1%
     Inventories                               7,328            3,699           98%

    Total Current Assets                      25,996           17,936           45%

    Investments
    Restricted long-term bank deposit            369              337            9%
    Severance pay funds                          471              369           28%
    Prepaid expenses                               0               59           --
                                                 840              765           10%

    Property and Equipment, net                2,591            3,058          -15%

    Other assets, net                            166              236          -30%

    Total assets                              29,593           21,995           35%

    Liabilities and Shareholders' Equity
    Current Liabilities:
    Short-term bank credit                     3,450            2,972           16%
    Current maturities of long-term loans        761              224          240%
    Trade payables                             7,261            6,104           19%
    Accrued expenses and
     other liabilities                         4,285            2,926           46%
    Advances from customers                      929              269          245%
    Total Current Liabilities                 16,686           12,495           34%
    Long-Term Liabilities:
    Long-Term loans                            2,166              950          128%
    Long-Term Liabilities                        440              587           --
    Accrued severance pay                        580              464           25%
                                               3,186            2,001           59%

    Minority interest                             95               69           38%

    Shareholders' Equity:
    Share capital                              2,751            2,729            1%
    Capital surplus                           14,294           14,376           -1%
    Cumulative translation adjustment           (325)             165         -297%
    Deficit                                   (7,094)          (9,840)         -28%
    Total Shareholders' Equity                 9,626            7,430           30%
    Total Liabilities and
     Shareholders' Equity                     29,593           21,995           35%



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                             NUR MACROPRINTERS LTD.
                      Consolidated Statements of Operations
                    U.S.$ in thousands, except per share data



                                              Six months ended         Percent
                                           6/30/99       6/30/98       Change
    Revenues
     Sales of printers and
      related products                        $22,600       $14,233       58.79%
     Sales of printed materials                 2,460         1,621       51.76%
                                               25,060        15,854       58.07%
    Cost of revenues
     Cost of sales of printers and
      related products                         11,108         6,862       61.88%
     Cost of sales of printed materials         1,344           993       35.35%
                                               12,452         7,855       58.52%

    Gross profit                               12,608         7,999       57.62%
                                                50.31%        50.45%      -0.28%
    Research & Development expenses             2,414         1,591       51.73%
    Less-Grants                                  (276)         (310)         --
    Research & Development expenses, net        2,138         1,281       66.90%

    Selling expenses, net                       4,510         2,844       58.58%
    General and administrative expenses         2,732         2,358       15.86%
                                                7,242         5,202       39.22%

    Operating income (loss)                     3,228         1,516      112.93%

    Financial expenses net                       (339)         (320)       5.94%
    Other income net                               68           (91)         --
    Taxes on income                              (182)         (112)      62.50%
    Minority interest                             (29)          (14)     107.14%

    Net income for the period                  $2,746          $979      180.49%
                                                10.96%         6.18%      77.45%
    Earning per share                           $0.25         $0.09          --
    Diluted earnings per share                  $0.23         $0.09          --
    Weighted average number of shares
     outstanding during the period         10,902,346    10,880,000          --
    Weighted average number of shares
     outstanding during the period used
     for diluted earnings per share        12,160,788    11,482,164          --



                                             Three months ended        Percent
                                           6/30/99       6/30/98       Change
    Revenues
     Sales of printers and
      related products                        $12,021        $7,512       60.02%
     Sales of printed materials                 1,459           857       70.25%
                                               13,480         8,369       61.07%
    Cost of revenues
     Cost of sales of printers and
      related products                          5,787         3,659       58.16%
     Cost of sales of printed materials           778           572       36.01%
                                                6,565         4,231       55.16%

    Gross profit                                6,915         4,138       67.11%
                                                51.30%        49.44%       3.75%
    Research & Development expenses             1,194           838       42.48%
    Less-Grants                                   (94)         (310)         --
    Research & Development expenses, net        1,100           528      108.33%
    Selling expenses, net                       2,492         1,424       75.00%
    General and administrative expenses         1,422         1,173       21.23%
                                                3,914         2,597       50.71%

    Operating income (loss)                     1,901         1,013       87.66%

    Financial expenses net                       (248)         (183)      35.52%
    Other income net                                1           (91)         --
    Taxes on income                              (160)          (88)      81.82%
    Minority interest                             (24)          (12)     100.00%

    Net income for the period                  $1,470         $ 639      130.05%
                                                10.91%         7.64%      42.82%
    Earning per share                           $0.13         $0.06          --
    Diluted earnings per share                  $0.12         $0.06          --
    Weighted average number of shares
     outstanding during the period         10,924,693    10,880,000          --
    Weighted average number of shares
     outstanding during the period used
     for diluted earnings per share        12,361,385    11,533,541          --


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:   August 12, 1999                  By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


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